CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

April 15, 2020

VIA EDGAR CORRESPONDENCE

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Variable Insurance Trust (the “Trust”)
File Nos. 333-178767; 811-22652

Dear Ms. Hardy:

This letter responds to your comments, provided by telephone on March 17, 2020, regarding the section entitled “Prior Related Performance of the Advisor” contained in the registration statement filed on Form N-1A for First Trust Variable Insurance Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 31, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust Capital Strength Portfolio (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please explain how the Fund determined that the First Trust Capital Strength ETF (“FTCS”) was managed in a manner substantially similar (i.e., with substantially similar investment objectives, policies and strategies) to the Fund. Please also disclose that there are no other funds, including private funds or accounts managed by the advisor, that have substantially similar investment objectives, policies and strategies. The Staff notes that if there are other substantially similar accounts or funds, then the composite performance of all of the substantially similar accounts and funds must be shown. The Staff also notes that they may have more comments based on the Fund’s response.

Response to Comment 1

Both the Fund and FTCS generally seek to replicate the holdings of the The Capital Strength IndexSM (the “Index”). FTCS has a policy to invest, under normal market conditions, at least 90% of its net assets (including investment borrowings) in the common stocks and real estate investment trusts that comprise the Index; while the Fund has a similar policy to invest, under normal market conditions, at least 80% of its net assets (including investment borrowings) in the common stocks and real estate investment trusts that comprise the Index. Please note that FTCS began tracking the Index in 2013; therefore, the Fund does not intend to show performance information for FTCS prior to 2013.

Additionally, the disclosure has been revised to state that:

Other than FTCS, the Advisor manages no other funds, including private funds or accounts, that have substantially similar investment objectives, policies and strategies to those of the Fund.

Comment 2 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please show the actual returns of FTCS in the same manner as shown in FTCS’s performance table per Form N-1A. The Staff notes that it is potentially misleading to show gross fees and expenses for an ETF and asks the Fund to please remove or revise the following sentences and the related table to conform with the requirements of Form N-1A:

Returns are presented gross and net of Fund fees and expenses as listed in the Fee Table and include the reinvestment of all income. Gross returns reflect all of the actual fees and expenses incurred by FTCS.

Response to Comment 2

The prospectus will be revised in accordance with this comment. Please see the revised section of the prospectus entitled “Prior Related Performance of the Advisor” attached hereto as Exhibit A.

Comment 3 – First Trust Capital Strength Portfolio – Prior Related Performance of the Advisor

Please replace the table shown in the section entitled “Prior Related Performance of the Advisor” with the annual return table as of December 31, 2019 from FTCS’s registration statement.

Response to Comment 33

The prospectus will be revised in accordance with this comment. Please see the revised section of the prospectus entitled “Prior Related Performance of the Advisor” attached hereto as Exhibit A.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Prior Related Performance of the Advisor

The tables below illustrate the historical performance of the First Trust Capital Strength ETF (“FTCS”), which is an index-based exchange-traded fund advised by the Advisor that has investment objectives, policies, and strategies that are substantially similar to those of the Fund. Other than FTCS, the Advisor manages no other funds, including private funds or accounts, that have substantially similar investment objectives, policies and strategies to those of the Fund. As of March 31, 2020, FTCS had approximate net assets of $3,233,424,843.

The tables below also show how the performance of FTCS compares over the time periods indicated with those of a broad measure of market performance. You cannot invest directly in an index.

Of course, past performance is no indication of future results. The tables presented here represent the performance of another fund managed by the Advisor and not the actual performance of the Fund.

First Trust Capital Strength ETF

Average Annual Total Returns for the Periods Ended December 31, 2019

	1 Year	3 Years	5 Years
Return Before Taxes	26.72%	15.41%	11.15%
Return After Taxes on Distributions	26.03%	14.80%	10.51%
Return After Taxes on Distributions and Sale of Fund Shares	15.79%	11.80%	8.52%
The Capital Strength IndexSM (reflects no deduction for fees, expenses or taxes)	27.60%	16.15%	11.87%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	31.49%	15.27%	11.70%